Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MedAssets, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (file nos. 333-148968, 333-156505 and 333-172740) of MedAssets, Inc. (the Company) of our report dated February 27, 2012, with respect to the consolidated balance sheet of MedAssets, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in or is referenced in the December 31, 2011 annual report on Form 10-K of MedAssets, Inc.

/s/ KPMG LLP

Atlanta, Georgia

February 27, 2012